November 23, 2021

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 157 to the Registration Statement on Form N-1A of EQ Advisors Trust (File No. 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on November 9, 2021, concerning Post-Effective Amendment No. 157 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on September 24, 2021, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Comment: To the extent applicable, please apply the comments with respect to one Portfolio to the other Portfolios in the Post-Effective Amendment.

Response: To the extent applicable, the Trust has applied the comments with respect to one Portfolio to the other Portfolios in the Post-Effective Amendment.

b.	Comment: Please include the completed fee tables and expense examples for the Portfolios as part of your response.

Response: The Trust has attached to this letter as Appendix A the completed fee tables and expense examples for Class IB and Class K shares of the Portfolios.

2.	Summary Prospectuses

Equitable Moderate Growth MF/ETF Portfolio

a.

Comment: In the “Principal Investment Strategy” section, the Portfolio’s 80% policy adopted pursuant to Rule 35d-1 provides that “Under normal market conditions, the Portfolio invests at least 80% of its net assets, plus borrowings for investment purposes, in other mutual funds and in exchange traded securities of other investment companies and investment vehicles.” (emphasis added) Please clarify in the disclosure what “investment vehicles” means and provide corresponding risk disclosure relating to those specific investments.

K&L GATES LLP 1601 K STREET NW WASHINGTON DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

U.S. Securities and Exchange Commission

November 23, 2021

Response: For each of the Equitable Moderate Growth MF/ETF Portfolio and the Equitable Growth MF/ETF Portfolio, the Trust has revised the Portfolio’s 80% policy to read as follows: “Under normal market conditions, the Portfolio invests at least 80% of its net assets, plus borrowings for investment purposes, in other mutual funds and in exchange traded securities of other investment companies ~~and investment vehicles~~.” Neither Portfolio will invest in exchange traded securities of other investment vehicles as a principal investment strategy.

b.

Comment: The Portfolio’s name includes the term “MF/ETF,” therefore the Portfolio must invest at least 80% of its net assets in other mutual funds and exchange traded funds (“ETFs”). The staff notes that there does not seem to be leeway here to invest in exchange traded securities of other “investment vehicles.” The staff would expect the Portfolio to remove “and investment vehicles” from the 80% policy.

Response: As shown in response to Comment a above, for each of the Equitable Moderate Growth MF/ETF Portfolio and the Equitable Growth MF/ETF Portfolio, the Trust has revised the Portfolio’s 80% policy to remove “and investment vehicles” from the policy.

c.

Comment: The staff requests that the Portfolio not define “Underlying ETFs“ to include “exchange traded securities of other investment vehicles” because that could be confusing or misleading to investors. (emphasis added) Alternatively, the Portfolio could explain in its response why it believes it is not confusing or misleading to include exchange traded securities of other investment vehicles in its definition of “Underlying ETFs.”

Response: As noted in response to Comment a above, neither the Equitable Moderate Growth MF/ETF Portfolio nor the Equitable Growth MF/ETF Portfolio will invest in exchange traded securities of other investment vehicles as a principal investment strategy; accordingly, the Trust has revised the Portfolio’s definition of “Underlying ETFs” to remove the reference to these securities.

d.

Comment: The third sentence of the first paragraph under the fixed income asset categories in the “Principal Investment Strategy” section provides that “The investment grade bond and high yield bond asset categories may include … securities with maturities that range from short to longer term.” Please describe with more specificity any criteria as to maturity that the Portfolio might use with respect to its indirect investments in fixed income securities. Please also disclose any criteria as to duration that the Portfolio might use with respect to its indirect investments in fixed income securities. Please also disclose the extent to which the Portfolio may indirectly invest in securities rated below investment grade and whether, as a principal strategy, the Portfolio may indirectly invest in fixed income securities that are in default.

Response: Each of the Equitable Moderate Growth MF/ETF Portfolio and the Equitable Growth MF/ETF Portfolio is an allocation portfolio with a broad investment mandate, and neither Portfolio has specific criteria with respect to the maturity or duration (or, for that matter, the credit quality) of the fixed income securities in which it invests. For each of these Portfolios, the Trust has revised the third sentence of the first paragraph under the fixed income asset categories to read as follows: “The investment grade bond and high yield bond asset categories may include both U.S. and foreign (including emerging markets) issuers ~~and may include securities with maturities that range from short to longer term~~.”

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In addition, for the Equitable Moderate Growth MF/ETF Portfolio, the Trust has added the following as the fourth sentence of the first paragraph under the fixed income asset categories: “The Portfolio may invest up to 25% of its total assets in the high yield bond asset category.” In addition, for the Equitable Growth MF/ETF Portfolio, the Trust has added the following as the fourth sentence of the first paragraph under the fixed income asset categories: “The Portfolio may invest up to 15% of its total assets in the high yield bond asset category.”

In addition, for each of these Portfolios, the Trust has added the following as the fifth and sixth sentences of the first paragraph under the fixed income asset categories: “The Portfolio is not limited with respect to the maturity, duration or credit quality of the fixed income securities in which it invests. The Underlying Portfolios and Underlying ETFs may invest in fixed income investments of any maturity, duration or credit quality.”

The Trust confirms that neither the Equitable Moderate Growth MF/ETF Portfolio nor the Equitable Growth MF/ETF Portfolio will invest in fixed income securities that are in default as a principal strategy.

e.

Comment: The “Principal Investment Strategy” section provides that “… the Portfolio may invest in Underlying Portfolios and Underlying ETFs that employ derivatives (including futures contracts) for a variety of purposes….” Please clarify in the disclosure whether this constitutes primarily futures contracts. If the Portfolio will employ other derivatives indirectly as a principal strategy, then those derivatives too should be disclosed, along with corresponding risk disclosure.

Response: In response to the staff’s comment, for each of the Equitable Moderate Growth MF/ETF Portfolio and the Equitable Growth MF/ETF Portfolio, the Trust has revised the disclosure in the summary prospectus to read as follows: “In addition, the Portfolio may invest in Underlying Portfolios and Underlying ETFs that employ derivatives (~~including~~ primarily options, futures contracts, forwards and swaps) for a variety of purposes, including to reduce risk, to seek enhanced returns from certain asset classes, and to leverage exposure to certain asset classes.” The Trust confirms that it has reviewed the derivatives disclosure included in the Portfolios’ prospectuses and has determined that no further changes to the disclosure are needed.

f.

Comment: The “Principal Investment Strategy” section provides: “Generally, each Underlying ETF seeks to track a securities index or a basket of securities that an “index provider” (such as Standard & Poor’s, Dow Jones, Russell or Morgan Stanley Capital International (“MSCI”)) selects as representative of a market, market segment, industry sector, country or geographic region.” Please confirm supplementally that this is true with respect to all of the Underlying ETFs; if it is not, please revise the disclosure accordingly.

Response: The Trust confirms supplementally that it anticipates that all of the Underlying ETFs in which the Equitable Moderate Growth MF/ETF Portfolio and the Equitable Growth MF/ETF Portfolio may invest will be index-based ETFs that seek to track a securities index or a basket of securities that an “index provider” (such as Standard & Poor’s, Dow Jones, Russell or Morgan Stanley Capital International (“MSCI”)) selects as representative of a market, market segment, industry sector, country or geographic region. These index-based ETFs are described in the “Information Regarding the Underlying Portfolios and Underlying ETFs” section of the prospectus. If, however, in the future the Portfolios’ permissible Underlying ETFs include actively managed ETFs, the Trust will revise the disclosure in each Portfolio’s “Principal Investment Strategy” section, and elsewhere in the prospectus, accordingly.

g.

Comment: In the “Principal Risks” section, in the risk factor “Interest Rate Risk,” please disclose that interest rates are currently at an historical low and explain the impact of that on the Portfolio’s risk profile.

U.S. Securities and Exchange Commission

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Response: The Trust notes that the “Interest Rate Risk” disclosure in the Equitable Moderate Growth MF/ETF Portfolio’s and the Equitable Growth MF/ETF Portfolio’s summary prospectuses currently states: “Very low or negative interest rates may magnify interest rate risk. A significant or rapid rise in interest rates also could result in losses to the Portfolio.” Accordingly, the risks of a low interest rate environment currently are disclosed. Further, the additional discussion in the corresponding risk factor “Interest Rate Risk” in the Portfolios’ statutory prospectus provides that “[i]nterest rates in the United States currently are at or near historic lows due to market forces and actions of the U.S. Federal Reserve” and that “[c]hanging interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Portfolio performance.” The Trust believes that the risk disclosure is adequate and respectfully submits that no revisions are necessary.

h.

Comment: In the “Principal Risks” section, in the risk factor “Interest Rate Risk,” please also clarify that a greater sensitivity to changes in interest rates typically corresponds to higher portfolio volatility and higher risk. Also, the staff notes that the “Interest Rate Risk” disclosure discusses maturity and duration together. Please explain that duration measures sensitivity to interest rates and not time. Also, in an appropriate location in the prospectus, please provide an example showing how a 1% increase in interest rates affects the value of the Portfolio’s assets at a given duration.

Response: In response to the staff’s comment, the Trust has revised the additional discussion in the corresponding risk factor “Interest Rate Risk” in the Equitable Moderate Growth MF/ETF and Equitable Growth MF/ETF Portfolios’ statutory prospectus to read, in relevant part, as follows: “Typically, the longer the maturity (i.e., the term of a debt security) or duration (i.e., a measure of the sensitivity of a debt security to changes in market interest rates, based on the entire cash flow associated with the security) of a debt security, the greater the effect a change in interest rates could have on the security’s price. For example, if a debt security has a duration of five years and interest rates increase by 1%, the debt security’s price typically would be expected to decline by approximately 5%. Thus, the sensitivity of a Portfolio’s debt securities to interest rate risk will increase with any increase in the duration of those securities. Greater sensitivity to changes in interest rates may increase the volatility of a debt security’s value and may lead to losses.”

i.

Comment: The staff notes that the “Principal Risks” section includes a risk factor titled “Mortgage-Related and Other Asset-Backed Securities Risk,” however, there is no corresponding disclosure in the principal investment strategy. Please either remove this risk or add a principal strategy that relates to this risk. Also, please disclose the types of mortgage-backed securities and asset-backed securities (for example, collateralized loan obligations, collateralized debt obligations, and commercial and residential mortgage-backed securities) in which the Portfolio may invest indirectly, and whether they could be non-investment grade or non-agency.

Response: For each of the Equitable Moderate Growth MF/ETF Portfolio and the Equitable Growth MF/ETF Portfolio, the Trust has added the following as the seventh sentence of the first paragraph under the fixed income asset categories in the “Principal Investment Strategy” section: “The fixed income investments in which the Underlying Portfolios and Underlying ETFs may invest include primarily government, corporate, and investment grade agency mortgage-backed and asset-backed securities.” The Trust confirms that neither of these Portfolios will invest in collateralized loan obligations, collateralized debt obligations, or collateralized mortgage obligations as a principal strategy. The Trust further confirms that neither of these Portfolios will invest, as a principal strategy, in mortgage-backed or asset-backed securities that are non-investment grade or non-agency.

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j.

Comment: In addition, if the Portfolio will invest in subprime mortgages as a principal strategy, please disclose this in the “Principal Investment Strategy” section as well as in the “Principal Risks” section. If subprime mortgages are principal investments, disclose in the risk discussion that the liquidity of subprime mortgages and non-agency, non-investment grade mortgage-backed securities and asset-backed securities could change dramatically over time.

Response: The Trust confirms that neither the Equitable Moderate Growth MF/ETF Portfolio nor the Equitable Growth MF/ETF Portfolio will invest in subprime mortgages as a principal strategy.

k.	Comment: Please identify supplementally the broad-based securities market index that the Portfolio will utilize.

Response: The Trust anticipates that the Equitable Moderate Growth MF/ETF Portfolio will use a composite index that combines the total return of the MSCI All Country World (ACWI) Index at a weighting of 60% and the total return of the Bloomberg U.S. Aggregate Bond Index at a weighting of 40%, as the broad-based securities market index against which Portfolio performance can be compared. The Trust anticipates that the Equitable Growth MF/ETF Portfolio will use a composite index that combines the total return of the MSCI All Country World (ACWI) Index at a weighting of 80% and the total return of the Bloomberg U.S. Aggregate Bond Index at a weighting of 20%, as the broad-based securities market index against which Portfolio performance can be compared.

Equitable Growth MF/ETF Portfolio

a.	Comment: Please apply the above comments on Equitable Moderate Growth MF/ETF Portfolio to Equitable Growth MF/ETF Portfolio as well.

Response: As indicated in the above responses, the Trust has applied the above comments on Equitable Moderate Growth MF/ETF Portfolio to Equitable Growth MF/ETF Portfolio as well.

EQ/AB Sustainable U.S. Thematic Portfolio

a.	Comment: Please identify supplementally the broad-based securities market index that the Portfolio will utilize.

Response: The Trust anticipates that the Portfolio will use the Standard & Poor’s 500® Composite Stock Index as the broad-based securities market index against which Portfolio performance can be compared.

b.

Comment: Given that the Portfolio includes in its name the term “sustainable,” which suggests a type of investment, the Portfolio should have a Rule 35d-1 policy to invest at least 80% of its net assets in securities of U.S. companies that meet the Portfolio’s defined sustainability criteria.

Response: The Trust respectfully disagrees with the Staff’s position with respect to the applicability of Rule 35d-1 of the 1940 Act (the “Names Rule”) to the use of the term “sustainable” in the Portfolio’s name. The Trust notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the SEC staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the

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Names Rule.1 Furthermore, the Trust notes that in the SEC’s request for public comment on the subject of the Names Rule, the SEC acknowledges that industry practice is mixed as to whether terms such as “sustainable” or “ESG” are treated as an investment strategy and exempt from the Names Rule, or treated as a type of investment and subject to the Names Rule.2 With respect to the term “sustainable” in the Portfolio’s name, the Trust believes that it does not suggest a particular type of investment, but rather that it reflects the investment strategy and philosophy utilized by the Portfolio’s sub-adviser as described in the prospectus. Accordingly, the Trust respectfully declines to adopt an 80% policy with respect to the term “sustainable.” However, should the SEC undertake additional rulemaking or issue new guidance in this area, the Trust will comply with the relevant rules or guidance.

c.

Comment: Please describe the specific criteria the Portfolio uses to determine that an investment is economically tied to the United State (for example, securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of revenues or profits from goods produced or sold, investments made, or services performed in the United States, or that have at least 50% of their assets in the United States).

Response: In response to the staff’s comment, the Trust has revised the Portfolio’s principal strategy to include a statement that “A ‘U.S. company’ is any company that is organized in or has substantial business activities in the United States.”

d.

Comment: The fourth paragraph in the “Principal Investment Strategy” section provides: “After the Sub-Adviser identifies a target universe of companies that meet the Portfolio’s criteria for sustainable investments, the Sub-Adviser engages in a detailed, “bottom-up” fundamental analysis of individual companies. The analysis focuses on a company’s financial strength and prospective earnings growth, quality of management and whether management is aligned with stakeholders, and valuation, and incorporates an evaluation of a company’s opportunities and risks relating to environmental, social and corporate governance (“ESG”) factors.” Please make clear in the disclosure whether the SDG and ESG criteria apply to all, or only some, of the investments the Portfolio makes. Further, please disclose whether a company can score poorly in the SDG or ESG category and still be an eligible investment due to its financial strength, prospective earnings growth, etc.

Response: The Portfolio does not intend to invest in a company that does not fit into a sustainable investment theme. Accordingly, the current disclosure states that the Portfolio’s Sub-Adviser “employs a combination of ‘top-down’ and ‘bottom-up’ investment processes with the goal of identifying … the most attractive U.S. companies that fit into sustainable investment themes.” The current disclosure further states that “After the Sub-Adviser identifies a target universe of companies that meet the Portfolio’s criteria for sustainable investments, the Sub-Adviser engages in a detailed, ‘bottom-up’ fundamental analysis of individual companies.” In addition, ESG factors are considered for all investments the Portfolio makes; however, consideration of ESG factors is just one aspect of the Sub-Adviser’s analysis. Accordingly, the current disclosure states that the bottom-up fundamental analysis “focuses on a company’s financial strength and prospective earnings growth,” among other factors, “and incorporates an evaluation of a company’s opportunities and risks relating to ESG factors.” The current disclosure does not suggest that ESG factors are prioritized over other factors. The Trust believes that the current disclosure is clear and adequate and respectfully submits that further clarification is not necessary.

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (stating that the Names Rule does not apply to fund names that incorporate terms such as, for example, “growth” and “value” that connote types of investment strategies as opposed to types of investments, such as “equity” and “fixed income”); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (stating that the Names Rule does not apply to certain terms such as “income” where the term suggests an investment objective or strategy rather than a type of investment), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

[2]	See Request for Comments on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

U.S. Securities and Exchange Commission

November 23, 2021

e.

Comment: To ensure that investors can understand meaningful differences between ESG funds, the Portfolio should more clearly explain its definition of ESG and its specific areas of focus. ESG refers to a broad range of potential investments and issues, and without further detail, it is not clear how the Portfolio is defining ESG as part of its own investments or the scope of its investable universe.

Response: The current disclosure includes a list of ESG factors that the Sub-Adviser may consider. The list of ESG factors serves to illustrate potential areas of focus and includes environmental impact, corporate governance, ethical business practices, diversity and employee practices, product safety, supply chain management, and community impact. As noted in the disclosure, the relevance and significance of these ESG factors can vary across companies and industries. Further, the current disclosure indicates that the Portfolio will not invest in companies that derive revenue from direct involvement in alcohol, coal, gambling, pornography, prisons, tobacco, or weapons. The Trust believes that the current disclosure is adequate and respectfully submits that further explanation is not necessary.

f.

Comment: Please also more clearly explain how investments are included or excluded using the Sub-Adviser’s proprietary screen; for example, must a certain score be achieved? In other words, please be clearer about what the screen is and how it is applied to each investment.

Response: The Trust believes that the current disclosure makes clear that the Sub-Adviser relies on its internal research and analysis (as opposed to, for example, third-party ESG scoring systems) for its sustainability assessment (which is proprietary). The Trust respectfully submits that further detail is not required or necessary.

g.

Comment: The fourth paragraph in the “Principal Investment Strategy” section provides: “During engagements the Sub-Adviser discusses strategy, business operations, governance, and a wide variety of other topics, including ESG factors, with company management.” Please confirm whether this sentence should refer to both SDG and ESG factors.

Response: Upon further consideration and discussion with the Portfolio’s sub-adviser, the Trust has removed the fourth paragraph in the “Principal Investment Strategy” section.

h.

Comment: In the “Principal Risks” section, please broaden the risk factor titled “ESG Considerations Risk” to include risks relating to the SDG screening, as the Portfolio screens not just for ESG considerations but also for SDG criteria.

Response: The Trust believes that the current risk factor addresses the principal risks relating to the Portfolio’s incorporation of SDG criteria and respectfully submits that no revisions to the risk factor are necessary.

i.

Comment: Regarding the risk factor titled “Sector Risk” in the “Principal Risks” section, please identify in the “Principal Investment Strategy” section the sectors in which the Portfolio may be focused, and include risk disclosure specific to each such sector. If the Portfolio may invest more than 25% in sectors that are industries, please explain how this is not concentrating in a specific industry or group of industries.

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Response: The Portfolio does not have a principal investment strategy to focus its investments in, or concentrate its investments in, any particular industry or sector, but the Portfolio, from time to time, based on market or economic conditions, may have significant positions in one or more sectors of the market. The Portfolio therefore includes general “Sector Risk” disclosure that is introduced by a statement to that effect. For the Portfolio, industry and sector allocation is a result of the then-current investment opportunities identified by the Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s prospectus. Accordingly, the Portfolio’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, the Trust believes that the current disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Portfolio, and that no additional disclosure in the principal investment strategy or risk section is necessary.

2.	Statutory Prospectuses

Equitable Moderate Growth MF/ETF Portfolio and Equitable Growth MF/ETF Portfolio

a.

Comment: In the Item 9 disclosure, which begins on page 23 in the section titled “More About Investment Strategies & Risks,” please state in the first paragraph the investment objective of each Portfolio, per Item 9(a) of Form N-1A.

Response: The section “More About Investment Strategies & Risks” discloses that “[a]s described in this Prospectus, each Portfolio has its own investment objective, policies and strategies” and that “[t]he investment objective of each Portfolio may be changed without prior notice or shareholder approval.” Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the Portfolios’ investment objectives disclosed in response to Item 2 need not be disclosed again in response to Item 9(a). Therefore, the Trust respectfully declines to make any revisions.

b.

Comment: In the section titled “More About Investment Strategies & Risks,” if the Portfolios include derivatives in their 80% policies adopted pursuant to Rule 35d-1, then please disclose that such instruments are valued on a mark to market basis, rather than based on notional value, for purposes of determining compliance with the 80% policies.

Response: The Portfolios do not include derivatives as part of their 80% policies adopted pursuant to Rule 35d-1.

c.

Comment: On page 23, in the discussion of “Underlying Portfolios and Underlying ETFs,” please revise the disclosure as appropriate in light of the new fund of funds rule that will be effective in January 2022.

Response: In response to the staff’s comment, the Trust has revised the discussion to read, in relevant part, as follows:

Generally, a Portfolio’s investments in other investment companies are subject to statutory limitations in the Investment Company Act of 1940, as amended (“1940 Act”), including in certain circumstances a prohibition against acquiring shares of another investment company if, immediately after such acquisition, the Portfolio and its affiliated persons (i) would hold more than 3% of such other investment company’s total outstanding shares, (ii) would have invested more than 5% of its total assets in such other investment company, or (iii) would have invested more than 10% of its total assets in investment companies. ~~However, a Portfolio may rely on certain SEC rules or exemptive orders to invest in ETFs beyond the statutory limits.~~

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The SEC recently adopted certain regulatory changes and took other actions related to the ability of an investment company, such as a Portfolio, to invest in the securities of another investment company. These changes include, among other things, the rescission of certain SEC exemptive orders permitting investments in excess of the statutory limitations and the withdrawal of certain related SEC staff no-action letters, and the adoption of Rule 12d1-4 under the 1940 Act. Rule 12d1-4 permits a Portfolio to invest in other investment companies beyond the statutory limitations, subject to certain conditions. The compliance date for Rule 12d1-4 is January 19, 2022. After such time, a Portfolio will no longer be able to rely on the aforementioned exemptive orders and no-action letters, and will be subject instead to Rule 12d1-4 and other applicable rules under the 1940 Act.

d.

Comment: The first paragraph in the section titled “Additional Information About the Investment Strategies” beginning on page 23 states that “The following provides additional information regarding the principal investment strategies of the Portfolios as discussed in “Goals, Strategies & Risks — Investments, Risks, and Performance — Principal Investment Strategy” and provides information regarding additional investment strategies that the Portfolios may employ.” Please move all non-principal investment strategies to the Statement of Additional Information. Alternatively, please clearly distinguish in the prospectus the investment strategies that are principal from the investment strategies that are not principal with respect to each Portfolio. See Items 9(b) and 16(b) of Form N-1A as well as Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014). Similarly, the first paragraph in the section titled “Risks” beginning on page 24 states that “Some of the risks of investing in the Portfolios are discussed below, including the principal risks of the Portfolios as discussed in “Goals, Strategies & Risks — Investments, Risks, and Performance — Principal Risks.” Please apply the same comment with respect to the “Risks” section.

Response: The Trust notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio describes the Portfolio’s principal investment strategies. Additional information associated with the Portfolios’ principal strategies is described within the statutory prospectus. The “More About Investment Strategies & Risks” section of the statutory prospectus affirms that the Portfolios’ principal strategies are discussed in the summary prospectuses.

The Trust also notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio identifies the Portfolio’s principal risks. Additional information associated with the Portfolios’ principal risks is described within the statutory prospectus. The “More About Investment Strategies & Risks” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. Each of the Portfolios is a fund of funds with a broad investment mandate. The section of the prospectus titled “The Portfolios at a Glance” describes the Portfolios’ asset allocations and identifies the Underlying Portfolios and Underlying ETFs in which the Portfolios may invest. The third paragraph in the section titled “Risks,” beginning on page 24, provides: “To the extent a Portfolio invests in Underlying Portfolios or Underlying ETFs that invest primarily in certain types of securities or other instruments (such as equity securities …, fixed income securities …, or foreign securities), the performance of the Portfolio will be subject to the risks of investing in such securities or other instruments.” In addition, in the section titled “Risks,” beginning on page 24, the first paragraph under the heading “Risks of Equity Investments” states that each Portfolio may invest a portion of its assets in Underlying Portfolios or Underlying ETFs that emphasize investments in equity securities; the first paragraph under the heading “Risks of Fixed Income Investments” states that each Portfolio may invest a portion of its assets in Underlying Portfolios or Underlying ETFs that invest primarily in debt securities; and the first

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paragraph under the heading “Risks of Foreign Securities Investments” states the each Portfolio may invest a portion of its assets in Underlying Portfolios or Underlying ETFs that invest primarily in foreign securities. In addition, in the section titled “Risks,” beginning on page 24, the first paragraph under the heading “General Risks of the Portfolios and the Underlying Portfolios and the Underlying ETFs” states that each Portfolio and each of the Underlying Portfolios and Underlying ETFs may be subject to certain general investment risks. The Trust believes that this approach is permissible under General Instruction C of Form N-1A, which provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required” so long as the information does not impede understanding of the information that is required to be included.

General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy or a principal risk in response to Item 9(b). Accordingly, the Trust submits that no revisions are necessary.

e.

Comment: On page 52, the risk factor titled “Emerging Markets Risk” includes the following statement: “Emerging market countries generally are located in Asia, the Middle East, Eastern Europe, Central and South America and Africa.” Please disclose the risks associated with investments in China or explain why those risks are not principal risks for the Portfolios. Please see the April 21, 2020 public statement by the SEC Chairman titled “Emerging Market Investments Entail Significant Disclosure, Financial Reporting and other Risks; Remedies are Limited.”

Response: The Trust does not consider risks associated with investments in China to be principal investment risks for either of the Portfolios. The Trust confirms that it has reviewed the “Emerging Markets Risk” disclosure included in the Portfolios’ prospectus and has determined that the disclosure is appropriate. The Trust has included additional information about the risks associated with investments in China specifically in the Statement of Additional Information.

EQ/AB Sustainable U.S. Thematic Portfolio

a.

Comment: In the Item 9 disclosure, which begins on page 23 in the section titled “More information on strategies and risks,” please state in the first paragraph the investment objective of the Portfolio, per Item 9(a) of Form N-1A.

Response: The section “More information on strategies and risks” discloses that “[a]s described in this Prospectus, the Portfolio has its own investment objective, policies and strategies” and that “[t]he investment objective of the Portfolio may be changed without shareholder approval.” Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the Portfolio’s investment objective disclosed in response to Item 2 need not be disclosed again in response to Item 9(a). Therefore, the Trust respectfully declines to make any revisions.

b.

Comment: In the section titled “More information on strategies and risks,” if the Portfolio includes derivatives in its 80% policy, then please disclose that such instruments will be valued on a mark to market basis, rather than based on notional value, for purposes of determining compliance with the 80% policy.

Response: The Portfolio does not include derivatives as part of its 80% policy adopted pursuant to Rule 35d-1.

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November 23, 2021

c.

Comment: The first paragraph in the section titled “Additional Information About the Investment Strategies” beginning on page 10 states that “The following provides additional information regarding the principal investment strategies discussed in the “About the Investment Portfolio — Investments, Risks, and Performance — Principal Investment Strategy” section for the Portfolio, and additional investment strategies that the Portfolio may employ in pursuing its investment objective.” Please move all non-principal investment strategies to the Statement of Additional Information. Alternatively, please clearly distinguish in the prospectus the investment strategies that are principal from the investment strategies that are not principal with respect to each Portfolio. See Items 9(b) and 16(b) of Form N-1A as well as Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014). Similarly, the first paragraph in the section titled “Risks” beginning on page 12 states that “Some of the risks of investing in the Portfolio are discussed below, including the principal risks of the Portfolio as discussed in “About the Investment Portfolio — Investments, Risks, and Performance — Principal Risks.” Please apply the same comment with respect to the “Risks” section.

Response: The Trust notes that, as required by Item 4 of Form N-1A, the summary prospectus for the Portfolio describes the Portfolio’s principal investment strategies. Additional information associated with the Portfolio’s principal strategies is described within the statutory prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Portfolio’s principal strategies are discussed in the summary prospectus.

The Trust also notes that, as required by Item 4 of Form N-1A, the summary prospectus for the Portfolio identifies the Portfolio’s principal risks. Additional information associated with the Portfolio’s principal risks is described within the statutory prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Portfolio’s principal risks are discussed in the summary prospectus. In addition, this section includes a separate sub-section for “Principal Investment Risks,” which provides additional information about the Portfolio’s principal risks identified in the summary prospectus, and separate subsections for “Additional Information about Risks,” which provides additional information that may be associated with the Portfolio’s principal risks but that may not be principal to the Portfolio’s investment strategies, and “General Investment Risks.” The Trust believes that this approach is permissible under General Instruction C of Form N-1A, which provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required” so long as the information does not impede understanding of the information that is required to be included.

General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy or a principal risk in response to Item 9(b). Accordingly, the Trust submits that no revisions are necessary.

2.	Statement of Additional Information

a.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions” (on page 6 of the SAI), the staff notes the following disclosure: “Each Portfolio may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental restriction.” The staff’s position is that the investments of all of a Portfolio’s underlying funds should be considered for purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. Please modify the disclosure quoted above to delete the language “that may concentrate their assets in one or more industries”. In addition, please revise the explanatory note to state that “Each Portfolio will consider the investments of such investment companies and investment vehicles in determining compliance with the fundamental restriction.”

U.S. Securities and Exchange Commission

November 23, 2021

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Portfolio’s industry concentration limit. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

b.

Comment: In the “Proxy Voting Policies and Procedures” section beginning on page 104 of the SAI, please disclose how the EQ/AB Sustainable U.S. Thematic Portfolio will approach relevant ESG proxy issues for its portfolio companies.

Response: The Trust notes that the “Proxy Voting Policies and Procedures” section of the SAI provides that: “With respect to a Portfolio or allocated portion of a Portfolio for which a Sub-Adviser provides portfolio management (i.e., the EQ/AB Sustainable U.S. Thematic Portfolio) (a “Sub-Advised Portfolio”), the Adviser views proxy voting as a function that is incidental and integral to portfolio management, and it has in turn delegated the proxy voting responsibilities with respect to the Sub-Advised Portfolio to the Sub-Adviser.” The Trust also notes that, pursuant to Instruction 1 to Item 17(f) of Form N-1A, in lieu of providing a description of the policies and procedures that the EQ/AB Sustainable U.S. Thematic Portfolio’s Sub-Adviser uses to determine how to vote proxies relating to portfolio securities, the Trust has included the Sub-Adviser’s proxy voting policies and procedures themselves in Appendix C to the SAI. The Trust further notes that the Sub-Adviser’s policy states, among other things, that a company’s ESG practices may have a significant effect on the value of the company, and that the Sub-Adviser takes these factors into consideration when voting. The Trust respectfully submits that no revisions are required.

c.

Comment: Article VIII, Section 7 of the Declaration of Trust of EQ Advisors Trust provides that a shareholder may bring a derivative action on behalf of the Trust or any series only if certain conditions are met: (1) a shareholder must make a pre-suit written demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (2) shareholders eligible to bring such derivative action who collectively hold shares representing five percent or more of all shares issued and outstanding, or of the series or classes to which such action relates if it does not relate to all series and classes, shall join in the request for the Trustees to commence such action; (3) the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and (4) the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Trust or the applicable series for the expense of any such advisors in the event that the Trustees determine not to bring such action.

With respect to numbers (1) and (3), please disclose those provisions in an appropriate location in the prospectus. With respect to numbers (2) and (4), please disclose those provisions in an appropriate location in the prospectus and disclose that the provisions do not apply to claims arising under the federal securities laws.

Response: The Trust notes that the Declaration of Trust provisions referenced in (1) and (2) above currently are described in the discussion titled “Derivative and Direct Actions” in the “Other Information” section of the SAI. The Trust believes that placement in the SAI of disclosure regarding the demand requirements is appropriate. In addition, in response to the staff’s comment, the Trust has added to the “Derivative and Direct Actions” discussion a description of the Declaration of Trust provisions referenced in (3) and (4) above. Furthermore, with respect to the

U.S. Securities and Exchange Commission

November 23, 2021

requested federal securities laws “carve out,” please note that the Trust has added to the “Derivative and Direct Actions” discussion the following disclosure: “The Declaration of Trust further provides that no provision of the Declaration of Trust is effective to waive rights under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.”

d.

Comment: Article VIII, Section 10 of the Declaration of Trust of EQ Advisors Trust provides that shareholder claims shall be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware (together, the “Exclusive Jurisdictions”). Please disclose this provision in an appropriate location in the prospectus and disclose that the provision does not apply to claims arising under the federal securities laws. Please also disclose the corresponding risks of such a provision as to non-federal securities laws claims (for example, shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Trust notes that the Declaration of Trust provision referenced in Comment d currently is described in the discussion titled “Derivative and Direct Actions” in the “Other Information” section of the SAI. As noted in the response to Comment c above, the Trust believes that placement in the SAI is appropriate. With respect to the requested federal securities laws “carve out,” please see the response to Comment c above. In addition, in response to the staff’s comment, the Trust has added to the “Derivative and Direct Actions” discussion the following disclosure: “The designation of Exclusive Jurisdictions may make it more expensive for a shareholder to bring a suit than if the shareholder were permitted to select another jurisdiction. In addition, the designation of Exclusive Jurisdictions and the waiver of jury trials limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the shareholder.”

e.

Comment: Article VIII, Section 10 of the Declaration of Trust of EQ Advisors Trust also provides that shareholders waive the right to a trial by jury. Please disclose this provision in an appropriate location in the prospectus.

Response: The Trust notes that the Declaration of Trust provision referenced in Comment e currently is described in the discussion titled “Derivative and Direct Actions” in the “Other Information” section of the SAI. As noted in the response to Comment c above, the Trust believes that placement in the SAI is appropriate.

*        *         *        *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

Mark C. Amorosi

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Victoria Zozulya, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP

APPENDIX A

COMPLETED FEE TABLES AND EXPENSE EXAMPLES

Equitable Moderate Growth MF/ETF Portfolio

Annual Portfolio Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class IB	Class K
Equitable Moderate Growth MF/ETF Portfolio	Shares	Shares
Management Fee	0.15%	0.15%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.00%
Other Expenses	0.88%*	0.88%*
Acquired Fund Fees and Expenses	0.51%*	0.51%*
Total Annual Portfolio Operating Expenses	1.79%	1.54%
Fee Waiver and/or Expense Reimbursement†	–0.69%	–0.69%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.10%	0.85%

*	Based on estimated amounts for the current fiscal year.
†

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2023 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses (including Acquired Fund Fees and Expenses) of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 1.10% for Class IB shares and 0.85% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2023. The Adviser may be reimbursed the amount of any such payments or waivers in the future, provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

	1 Year	3 Years
Class IB Shares	$112	$496
Class K Shares	$87	$419

Equitable Growth MF/ETF Portfolio

Annual Portfolio Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class IB	Class K
Equitable Growth MF/ETF Portfolio	Shares	Shares
Management Fee	0.15%	0.15%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.00%
Other Expenses	0.88%*	0.88%*
Acquired Fund Fees and Expenses	0.59%*	0.59%*
Total Annual Portfolio Operating Expenses	1.87%	1.62%
Fee Waiver and/or Expense Reimbursement†	–0.72%	–0.72%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.15%	0.90%

*	Based on estimated amounts for the current fiscal year.
†

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2023 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses (including Acquired Fund Fees and Expenses) of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 1.15% for Class IB shares and 0.90% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2023. The Adviser may be reimbursed the amount of any such payments or waivers in the future, provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

	1 Year	3 Years
Class IB Shares	$117	$517
Class K Shares	$92	$440

EQ/AB Sustainable U.S. Thematic Portfolio

Annual Portfolio Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class IB	Class K
EQ/AB Sustainable U.S. Thematic Portfolio	Shares	Shares
Management Fee	0.65%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.00%
Other Expenses	0.94%*	0.94%*
Total Annual Portfolio Operating Expenses	1.84%	1.59%
Fee Waiver and/or Expense Reimbursement†	–0.84%	–0.84%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%	0.75%

*	Based on estimated amounts for the current fiscal year.
†

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2023 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, acquired fund fees and expenses, dividend and interest expenses on securities sold short, and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 1.00% for Class IB shares and 0.75% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2023. The Adviser may be reimbursed the amount of any such payments or waivers in the future, provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

	1 Year	3 Years
Class IB Shares	$102	$497
Class K Shares	$77	$420